June 8, 2015
ROBERT A. FREEDMAN		EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jay Ingram, Legal Branch Chief
Sherry Haywood, Staff Attorney
Ernest Greene, Staff Accountant
Lisa Etheredge, Staff Accountant

Re:                             BioPharmX Corporation
Amendment No. 2 to

Registration Statement on Form S-1
Filed June 1, 2015
File No. 333-203317

Ladies and Gentlemen:

On behalf of BioPharmX Corporation (“Company”), we are transmitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (“Staff”) contained in the Staff’s letter dated June 5, 2015, with respect to Amendment No. 2 to the Company’s registration statement on Form S-1 (File No. 333-203317) (“Registration Statement”) that was initially filed with the Commission on April 9, 2015.  The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comment is presented in bold italics.  For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and hard copies of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) that are marked to show changes from the Registration Statement as originally filed.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised Amendment No. 3 to update certain other disclosures.

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U.S. Securities and Exchange Commission
Division of Corporation Finance
June 8, 2015

Capitalization, page 56

1.              Please revise your disclosure here and on page 58 to include the number of shares of common stock that were issued as a result of the exercise of warrants in March and April 2015. Please also revise your disclosure here and on page 58 to address the issuance of 54,054 shares of common stock as a result of the exercise of warrants in May 2015.

In response to the Staff’s comment, the Company has revised the prospectus cover page and revised the disclosures on pages 56, 57, 58 and 59 of Amendment No. 3, to disclose the number of shares of common stock that were issued as a result of warrant exercises.

Dilution, page 58

2.              Please revise your disclosure to include the following:

•                  You indicate that your historical net tangible book value per share represents the amount of your total tangible assets reduced by the amount of your total liabilities and your Series A preferred stock divided by the total number of shares of your common stock outstanding. It appears that you historical net tangible book value of $0.5 million or $0.04 per share of common stock does not include the amount of your Series A preferred stock. Please revise your disclosure accordingly;

•                  Please also disclose the total number of shares of your common stock outstanding used to calculate your pro forma net tangible book value, adjusted net tangible book value after this offering and adjusted net tangible book value after this offering and the KIP private placement. Please ensure that your disclosures clearly disclose how the amounts used in your calculations of net tangible book value, pro forma net tangible book value, pro forma as adjusted net tangible book value after this offering, and pro forma as adjusted net tangible book value after this offering and the KIP private placement are derived;

•                  Please revise to disclose the number of additional shares that could be issued if the underwriters were to exercise their option in full; and

•                  Please disclose the amount of estimated underwriting discounts and commissions and estimated offering expenses included in your dilution calculation.

In response to the Staff’s comment, the Company has revised its disclosures on pages 58 and 59 of Amendment No. 3.

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U.S. Securities and Exchange Commission
Division of Corporation Finance
June 8, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7292 or, in my absence, Niki Fang at (650) 335-7252.

Sincerely,

/s/ Robert A. Freedman
Robert A. Freedman

cc:	Via E-mail
James Pekarsky
Niki Fang, Esq.